Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

June 16, 2011

BARCLAYS

BARCLAYS ASIAN AND GULF CURRENCY REVALUATION ETN

Barclays Asian and Gulf Currency Revaluation ETN (PGD)*	
Bloomberg Ticker	PGD
IIV Ticker	PGDIV
Primary Exchange	NYSE Arca
CUSIP	06739H420
Yearly Fees	0.89%[1]
Inception Date	February 5, 2008
Maturity Date	February 4, 2038
Index	Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency Index™
Coupon	Monthly
Issuer Details	
Barclays Bank PLC long-term, unsecured obligations**	
S&P Rating	AA-
Moody's Rating	Aa3

* For more information about the risks related to an investment in the Securities, see "Selected Risk Considerations" at the end of this document and "Risk Factors" in the applicable prospectus supplement and pricing supplement.

** The Barclays ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. The credit ratings above relate solely to the issuer, Barclays Bank PLC, and not to the Securities. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Barclays ETNs. See "Credit of Barclays Bank PLC" in "Selected Risk Considerations" at the end of this document.

Overview

Currencies pegged to the US dollar have historically had total returns similar to a US dollar cash investment, and may be subject to potential revaluation risk. The Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency Index™ (the "Barclays Capital GEMS Pegged Index") provides investors with the opportunity to generally participate in the potential returns available from investing in pegged currencies. The Barclays Asian and Gulf Currency Revaluation Exchanged Traded Note (ETN) tracks the total return of the Barclays Capital GEMS Pegged Index and is designed to pay a monthly coupon representing the implied yield on the Barclays Capital GEMS Pegged Index net of fees.

Barclays Capital GEMS Pegged Index

The Barclays Asian and Gulf Currency Revaluation ETN applies the same methodology as the Barclays Capital Global Emerging Markets Strategy (GEMS) Index™ to a basket of five currencies currently pegged or under a managed float regime relative to the dollar, and potentially subject to revaluation. The goal of the Barclays Capital GEMS Pegged Index is to provide investors with exposure to local currencies in specified Middle Eastern and Asian markets through short-term, liquid and diversified instruments. The constituent currencies include the Chinese Yuan, the Hong Kong dollar, the Saudi Arabia riyal, the Singapore dollar and the United Arab Emirates dirham.

GDP Growth and Current Account Balances (average 2003–2011)

The five constituent countries are currently maintaining their pegs despite experiencing above average GDP growth rates and healthy current account balances as compared to the US.



25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
Current Account Balance as % of GDP
Saudi Arabia
Singapore
Hong Kong
United Arab Emirates
China
World Average
US
0.00%
2.00%
4.00%
6.00%
8.00%
10.00%
12.00%
GDP Growth (annual percentge change)

Source: IMF

[1] The investor fee is equal to 0.89% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.89% times (2) the closing indicative value on the immediately preceding calendar day (or the ex coupon indicative value if such day was an index roll date) times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day. Because your notes are subject to an investor fee, the return on the Securities will always be lower than the total return on a direct investment in the Index.

Barclays Capital GEMS Pegged Index Return Attribution

Date	Index Spot Return	Index Total Return	Realized Yield*
2002	3.259%	1.276%	1.96%
2003	1.587%	0.541%	1.04%
2004	1.528%	0.847%	0.68%
2005	2.495%	0.183%	2.31%
2006	6.227%	2.250%	3.89%
2007	6.221%	2.679%	3.45%
2008	2.525%	1.423%	1.09%
2009	0.961%	0.568%	0.39%
2010	2.069%	2.341%	-0.27%
2011 YTD	1.190%	1.284%	-0.09%

Source: Barclays Capital.
As of May 20, 2011.
*Yield calculated as the difference of the Barclays Capital GEMS Pegged Index Spot Return and Total Return Indices as follows:

$$\text{Yield} = \left(\frac{1+\textit{GEMS Pegged Index Total Return}}{1+\textit{GEMS Pegged Index Spot Return}}\right)-1$$

Index returns prior to February 5, 2008 are hypothetical and are an illustration of how the Index would have performed based on current methodology and does not reflect actual performance of the Index. Past performance is not indicative of future results. Index returns are for illustrative purposes only and do not reflect any management fees, transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index.

Barclays Capital GEMS Pegged Index Statistics

	1-Year Return %	3-Year Return % Annualized	5-Year Return % Annualized	Standard Deviation % Annualized**	Index Correlations to Barclays Capital GEMS Pegged Index
Barclays Capital GEMS Pegged Index	3.65%	1.67%	3.26%	1.21%	1.00
S&P 500® Index Total Return	24.76%	0.59%	3.12%	15.66%	0.32
S&P GSCI™ Total Return Index	30.19%	-18.57%	-5.42%	25.29%	0.19
JPMorgan Government Bond Indices	2.07%	4.96%	5.07%	3.11%	-0.01

Source: Barclays Capital, Bloomberg.
As of May 20, 2011.
**Based on Barclays Capital GEMS Pegged Index monthly returns since (Dec. 28, 2001). For further information regarding correlation and standard deviation % annualized, see "Additional Information" at the end of this document.

Index returns prior to February 5, 2008 are hypothetical and are an illustration of how the Index would have performed based on current methodology and does not reflect actual performance of the Index. Past performance is not indicative of future results. Index returns are for illustrative purposes only and do not reflect any management fees, transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index.

Selected Risk Considerations

An investment in the Securities involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The Securities are exposed to any change in the level of the Index caused by any daily increase or decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. **The Securities are riskier than ordinary unsecured debt securities and have no principal protection.**

Past Performance Is Not Indicative of Future Results: It is impossible to predict whether any Index underlying your Securities will rise or fall. The actual performance of the Index underlying your Securities or any index component over the term of the respective series of the Securities, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile.

Exchange Rate Risk: Because the performance of the Index is linked to the exchange rates between the index constituent currencies and the US dollar, the level of the Index may be affected by unpredictable changes in currency prices, including as a result of government action. Because none of the index constituent currencies float freely, as all are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currencies, there is limited potential for the increase in value of the Index.

Emerging Market Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. Investments in emerging market currencies carries the risk of capital loss from unfavorable fluctuations in currency exchange rates due to economic, social, political, financial and military conditions in the emerging markets. The ETNs may be subject to more volatility than investments outside of emerging markets.

Market and Volatility Risk: The market value of the Securities may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your Securities in the secondary market. Factors that may influence the market value of the Securities include prevailing market prices of the US stock markets, the index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the Securities; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your Securities may offset or enhance the effect of another factor.

Conflict of Interest: Barclays Capital, a division of Barclays Bank PLC, is the index sponsor and may have a conflict of interest in light of the fact that Barclays Bank PLC is the issuer of the Securities.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Credit of Barclays Bank PLC: The Securities are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the Securities, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the Securities prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities.

A Trading Market for the Securities May Not Develop: Although the Securities are listed on NYSE Arca, a trading market for the Securities may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Securities, although they are not required to and may stop at any time. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange. Therefore, the liquidity of the Securities may be limited.

Restrictions on the Minimum Number of Securities and Date Restrictions for Redemptions: You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on an optional redemption date. You may only redeem your Securities on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation. Additional Information: The following provides more information on the concepts of “Correlation” and “Standard Deviation % Annualized”:

Correlation: Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent.

Standard Deviation % Annualized: Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 12/28/01–5/20/11, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the Securities in the future.

Barclays Bank PLC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The Securities may be sold during regular trading hours on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Barclays Capital Global Emerging Markets Strategy (GEMS) IndexTM”, “Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency IndexTM” and “Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency Spot IndexTM” are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the Securities.

© 2011, Barclays Bank PLC. All rights reserved.